OFFICES Wells Fargo Capitol Center Suite 2300 Raleigh, North Carolina 27601		MAILING ADDRESS P.O. Box 2611 Raleigh, North Carolina 27602-2611
May 6, 2013
TELEPHONE: (919) 821-1220 FACSIMILE: (919) 821-6800

VIA EDGAR

Re:	Acceleration Request for Quintiles Transnational Holdings Inc.
Registration Statement on Form S-1 (File No. 333-186708)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Quintiles Transnational Holdings Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 12:00 p.m., Washington D.C. time, on Wednesday, May 8, 2013, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (919) 821-6668 with any questions.

Sincerely yours,

SMITH, ANDERSON, BLOUNT, DORSETT,
MITCHELL & JERNIGAN, L.L.P.

By:	/s/ Gerald F. Roach
Gerald F. Roach

Quintiles Transnational Holdings Inc.

4820 Emperor Blvd.

Durham, North Carolina 27703

May 6, 2013

VIA EDGAR

Re:	Acceleration Request for Quintiles Transnational Holdings Inc.

Registration Statement on Form S-1 (File No. 333-186708)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Quintiles Transnational Holdings Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 12:00 p.m., Washington, D.C. time, on May 8, 2013, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

The Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

QUINTILES TRANSNATIONAL HOLDINGS INC.

By:	/s/ Thomas H. Pike
Thomas H. Pike
Chief Executive Officer

May 6, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quintiles Transnational Holdings Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-186708)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 22,697,368 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 12:00 p.m. (NYT) on May 8, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 26, 2013, through the date hereof:

Preliminary Prospectus dated April 26, 2013:

12,475 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. LLC
BARCLAYS CAPITAL INC.
J.P. MORGAN SECURITIES LLC
As Representatives of the several Underwriters

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Victoria Hale
Vice President